[redacted]

BP

08031232

SEC . MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-49278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QPRIME INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11Generl Warren Blvd., Suite One
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

K Kenneth Kiess (201) 444-3888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sechendorf Hasso & Reily LLY
(Name – *if individual, state last, first, middle name*)

3000 Marcus Ave. (Address) Lake Success (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 25 2008 E
THOMSON REUTERS

SEC
Mail Processing
Section
APR 03 2008
Washington, DC
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FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Kiess, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Q Prime Inc, as of December 31 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 1 day of APR 2008

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Q. Prime, Inc.

Financial Report

December 31, 2007

SECKENDORF HASSON AND REILLY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Q. Prime, Inc.

Table of Contents

Year Ended December 31, 2007

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplementary Information:	
Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1	8
Schedule of Computation of Reserve Requirements Under Exhibit A of Securities and Exchange Commission Rule 15c3-3	9
Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c-3	10
Independent Auditor's Report on Internal Control	11-12

SECKENDORF HASSON & REILLY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Bruce Seckendorf, CPA
David Hasson, CPA
Robert P. Reilly, CPA

3000 Marcus Avenue; Suite 3W4
Lake Success, NY 11042
(516) 488-8400
Fax: (516) 488-8487

Independent Auditors' Report

To the Board of Directors
Q Prime, Inc.

We have audited the accompanying statement of financial condition of Q Prime, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Q Prime, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Seckendorf Hasson & Reilly, LLP

Lake Success, New York

Q Prime, Inc.

Statement of Financial Condition

December 31, 2007

ASSETS

Cash	$ 15,848
Accounts receivable	17,082
	$ 32,930

LIABILITIES AND STOCKHOLDER'S EQUITY

Liability:	
Accounts payable	$ 112
Stockholder's Equity:	
Common stock, no par value, 2,500 shares authorized, 100 shares issued and outstanding	20,000
Retained earnings	24,818
Treasury stock, at cost, 50 shares	(12,000)
	32,818
	$ 32,930

See Notes to Financial Statements

Q Prime, Inc.

Statement of Income

Year Ended December 31, 2006

Revenues:		
Commissions and fees		$ 114,825
Expenses:		
Commissions paid to brokers	10,531	
Regulatory fees	2,953	
Other	97,786	
		111,270
Net Income		$ 3,555

See Notes to Financial Statements

Q Prime, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2007

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, beginning	$ 20,000	$ 21,263	$ (12,000)	$ 29,263
Net income	-	3,555	-	3,555
Balance, ending	$ 20,000	$ 24,818	$ (12,000)	$ 32,818

See Notes to Financial Statements.

Q Prime, Inc.

Statement of Cash Flows

Year Ended December 31, 2007

Cash flows from Operating Activities:	
Net (loss)	$ 3,555
Adjustments to reconcile net income to net cash provided by operating activities:	
Receivable from broker	1,890
Accounts payable	(12,369)
Net cash used in operating activities	(6,924)
Cash:	
Beginning	22,772
Ending	$ 15,848
Supplemental Disclosure of Cash Flow Information:	
Income taxes paid	$ 500

See Notes to Financial Statements

Q Prime, Inc.

Notes to Financial Statements

Year Ended December 31, 2007

NOTE 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

On March 28, 1996, Q Prime, Inc (the "Company") was organized under the laws of the State of New Jersey The Company provides investment banking services as an introducing broker to a broad base of customers. The Company is registered with the Securities and Exchange Commission ("SEC") and as a member of the National Association of Securities Dealers, Inc ("NASD"), is registered in various states

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker – dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records that are customarily kept by a clearing broker-dealer

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected under the provisions of the Internal Revenue Service Code to be taxed as an S Corporation Under those provisions, the Company is exempt from Federal corporate income taxes and certain New Jersey taxes. Instead, the stockholder is liable individually for Federal and State income taxes on the Company's taxable income

Q Prime, Inc.

Notes to Financial Statements

Year Ended December 31, 2006

NOTE 2: RELATED PARTY TRANSACTIONS

The Company has entered into an agreement to purchase research exclusively from a company which is under common control of the Company's stockholder Payroll and certain operating costs of the Company are incurred by this related party. Expenses related to this agreement for the year ended December 31, 2007 totaled $92,786. The amount due to this related party at December 31, 2007 was $113 and is included in accounts payable.

NOTE 3: PAYABLE TO BROKER

All customer securities transactions are introduced to one broker. At December 31, 2007, the amount due to this broker was $0 and is included in accounts payable.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $32,818, which was $27,818 in excess of its required net capital of $5,000. At December 31, 2007, the Company's net capital ratio was 004 to 01

Q Prime, Inc.

Computation of Net Capital under Securities and Exchange Commission Rule 15c3-1

December 31, 2007

Stockholder's Equity		$ 32,818
Nonallowable Assets:		
Accounts Receivables		(17,082)
	Net capital	15,736
Minimum Requirement (greater of $5,000 or 6-$^{2}/_{3}$% of aggregate indebtedness)		(5,000)
	Excess net capital	$ 10,736
Aggregate Indebtedness:		
Accounts payable		$ 113
Ratio of aggregate indebtedness to net capital		.01 to .01

Note: There is no material difference between the Net Capital stated above and the Focus Report

Q Prime, Inc.

Schedule of Computation of Reserve Requirements Under Exhibit A of Securities and Exchange Commission Rule 15c3-3

December 31, 2007

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through another broker on a fully disclosed basis.

Q Prime, Inc.

Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3

December 31, 2007

The firm is exempt from SEC Rule 15c3-3 since it clears all customer transactions through another broker on a fully disclosed basis.

SECKENDORF HASSON & REILLY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Bruce Seckendorf, CPA
David Hasson, CPA
Robert P. Reilly, CPA

3000 Marcus Avenue; Suite 3W4
Lake Success, NY 11042
(516) 488-8400
Fax: (516) 488-8487

Independent Auditors' Report on Internal Control

Q Prime, Inc.

In planning and performing our audit of the financial statements of Q Prime, Inc. (the "Company") for the year ended December 31, 2007, we consider its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Lake Success, New York

END